                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For October 19, 2005

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.
Buenos Aires, October 19, 2005.	By: /s/ Rodolfo González Name: Rodolfo González Title: Chief Financial Officer

TABLE OF CONTENTS

1. English translation of a letter dated October 19, 2005, filed with the Buenos Aires Stock Exchange, regarding the implementation of a Code of Ethics in Mastellone Hermanos S.A.

Buenos Aires, October 19, 2005

Buenos Aires Stock Exchange

Reference is made to our letter dated March 7, 2005, regarding the implementation of a code of ethics in this company. We inform you that all the necessary steps for its proper understanding by our employees have been complied with. Therefore, our Board of Directors has decided that it will come into force in this company since November 1, 2005, and will be gradually extended to our subsidiaries. We believe that this code will be in force among all of our subsidiaries by the end of 2005.

Attached is an updated version of such code of ethics.

Sincerely,

MASTELLONE HNOS. S.A.

/s/ Rodolfo González Manager, Market Relations

La Serenísima
Mastellone Hnos.

We have all gathered as a respectful working community in a company founded in pursuit of its family tradition. Our products are among the staples of our Nation's families.

We have further opened up to the rest of the world with the purpose of providing the best foods in their kind and representing in our unique way the healthiest of ourselves and our soil.

Those of us working at MASTELLONE HERMANOS are expected to have a conduct as clear, healthy, rich and pure as the milk we produce. To that end, we strive to care for the values we identified as the most important ones to be shared over our working life:

VALUES

1.    Honesty

As an essential requirement of the virtue of fairness, which should always lead us toward giving stakeholders – customers, the company, senior management, subordinates and the community – that which rightfully belongs to them.

2.    Mutual respect

Because in the pursuit of fairness we should further recognize each person's dignity, regardless of their hierarchy or capacity.

3.    Effort

As resulting from the virtue of strength, which will help us overcome any difficulties at work and fulfill our duties.

4.    Willingness to listen

As the first step leading to the virtue of prudence, owing to which we seek to discover reality, learn from it as well as from others; but also because of the respect we owe other people and their right to contribute their bona fide views to our work.

OUR COMMITMENT

1.    Learning:

Our work is the best tool available to make us better persons, support our families and strengthen our Nation. Each one of us is constantly learning in order to achieve and keep the most profound knowledge and proficiency inherent to our functions.

2.    Willingness to listen:

Everyone may contribute a valuable idea, a good piece of advice or a timely remark. We know how to listen to our customers, supervisors, peers or subordinates any time they have a comment. If they are wrong in good faith, we thank them for their willingness to cooperate.

3.    Understanding:

Listening implies not only hearing but also trying to understand. Before deciding that another person is wrong, we try to analyze what they are saying from their own perspective.

4.    Inquiring with the purpose of learning:

Each one of us is aware that questions might and should be asked as many times as necessary about the right way of doing the job until it is perfectly understood.

5.    Ethical knowledge:

The company makes available all means of explaining our ethical duties under each circumstance. Ignorance of our duties might never be an excuse to breach them.

6.    Caring for people:

As in every good community, we care for all our members. We observe and have others observe standards of health and safety in the workplace and seek to work in an agreeable environment and climate. We do not employ any person under 18 for any task whatsoever.

7.    Caring for the company's assets:

The company's material assets are the foundation for our work. We look after them conscientiously and avoid any attitude that might damage the company's property.

8.    Caring for time:

We are aware that our working hours belong to the company; thus, we use our working hours to carry out company tasks exclusively, which tasks should be completed timely.

9.    Caring for information:

The qualified or inside information we manage within the company is equally or even more valuable than the company's material assets and time. We keep all the information we obtain strictly confidential and we never use it either in our own benefit, that of third parties or against the company's interests. Our trust in other people's secrecy or loyalty does not allow us to breach this duty of confidentiality. This commitment should not prevent healthy exchanges of information and experiences between and among different company tiers and areas to benefit the work at hand.

10.    Caring for the environment:

The environment is everyone's home as well as our children's heritage. We care for the land, water, air and prevent their contamination.

11.    Caring for health:

Health in our production processes is our most relevant responsibility and source of pride vis-à-vis the world. The company has detailed technical schedules with the purpose of observing maximum health standards within its production facilities and products. Furthermore, we are aware that such health is the responsibility of each and every one of us.

12.    Caring for our own image:

Our image as in connection with our work or company affairs affects the company. In addition to fulfilling our duties, we shall project a respectful image which reflects our good conduct and prevents wrong impressions, both inside and outside company premises.

13.    Caring for our customers:

Customers have trusted us and thus deserve our gratitude. We strive to keep our customers satisfied by listening and responding to their concerns, as well as respecting their fair interests as our own. Any harm done to a customer is a double disappointment – to the customer and to the company.

14.    Obedience:

In any organization, hierarchies exist to better comply with common work. We obey the directives of our supervisors and follow them loyally, unless said directives are dishonest or very clearly harm the company's interests, in which case we fulfill our duty of reporting them.

15.    Truthfulness:

Truth is our raison d'etre and our motto. We tell the truth at all times both to company supervisors, peers and subordinates. We tell our customers and consumers every detail relative to their right to choose freely based on quality and other facts in connection with our products.

16.    Transparency:

We record all company activities with enough details to allow for checking compliance with the company's internal regulations. We adopt the best practices applicable to our company with the purpose of preventing fraud and money laundering.

17.    Impartiality:

Fair and balanced judgment is a pre-requisite for any decision. We behave impartially vis-à-vis our customers, suppliers and employees. Impartiality means the capacity and willingness to provide equal treatment under like circumstances. We preserve our thinking, judgment and feelings against any attitude that might jeopardize our impartiality or raise a doubt about it.

18.    Rejection of bribes:

We neither accept nor request of any person or institution any money, property, promises, favors or advantages or any kind, offered directly or indirectly with the purpose of having us do or fail to do something in connection with the company or our work for the company, or to influence another person whose activity is related to that of the company.

19.    Gifts and invitations:

We do not accept any gifts, promises, favors, advantages or invitations being offered to us because of or on occasion of our work in the company, even if they were not intended to have us do or fail to do something in connection with the company. In particular, we do not receive these kinds of benefits if they come from our subordinates, suppliers or customers, unless they are gifts of insignificant value given at a special occasion (such as year-end, anniversaries, farewells, etc.); provided, in turn, that they are not given upon any condition. In the exceptional case that for reasons of etiquette, courtesy or tradition it was not advisable to reject benefits given of a significant value, we shall request authorization to accept them on behalf of the company or communicate their receipt immediately by the mechanisms foreseen in the company rules, which shall indicate what is to be done with said gifts.

20.    Familiarity:

With the purpose of preserving our impartiality and image of impartiality, we avoid being excessively familiar with the people whose interests depend on our work in the company or our influence within the company. We shall observe this rule even in cases of prior friendship so as not to raise any doubts regarding our impartiality.

21.    Conflicts of interest:

We shall neither carry out nor keep equity activities or situations that might be in conflict with the company's interests. We deem our interest to be in conflict with those of the company when it can reasonably be assumed that caring for the former might damage or jeopardize the latter or affect our impartiality or image of impartiality in complying with the functions we were assigned within the company. If our interests conflict or might eventually conflict with those of the company in an isolated case, we shall excuse ourselves from participating in the decisions where the conflict exists, upon reporting this fact to our supervisors. If the conflict were of an on-going nature, we shall inform it to the company's management in order to enable an appropriate decision aimed at protecting the company's interests. The reference to our interests includes those of our spouse and any other person or institution whose interests might be considered conflicting with those of the company under the terms of this rule, by virtue of the relationship these persons or institutions might have with us. In order to observe this commitment fully, we declare our own and our spouse's interests and activities outside of the company in all cases and by the means so determined by the company.

22.    Integrity:

Morals are unique and integral. We do not incur any of the practices prohibited by this Code with the purpose of preserving our own impartiality.

23.    Reporting:

Whoever damages the company is damaging all of us, our work and our families. We report to company officers or the systems determined by them to that end any action or omission that might affect the company's interests or image, as well as those causing unfair harm on ourselves or on third parties.

24.    Refraining from retaliation:

Whoever reports irregularities against the company or its image shall be assured the peace of mind of having fulfilled their duty. We neither adopt nor allow the adoption of any retaliation against those who fulfill the duty of reporting, nor do we change our attitude toward them by acts of discrimination, bad working climate, delays or any other action or omission which might reveal that the report has had an influence on our behavior toward the reporting person.

25.    Perseverance:

Persevering in our efforts not only benefits our own work but also strengthens our spirit. We are constant in our efforts and do not overlook the completion of any task however tiresome or difficult they may prove.

26.    Cooperation:

We all work toward the same objective. We cooperate with our peers' tasks inasmuch as this does not interfere with our own work.

27.    Humbleness:

Strict adherence to the rules is both a duty and an act of humbleness. None of us is exempt from complying with the rules and we do not behave in any way that might lead others to believe that we feel exempt from them.

28.    Respect:

Good results at work require mutual respect. We respect our peers, supervisors and subordinates and we do not allow any kind of opinions or feelings with regard to them to contribute in generating a negative climate in the company or alter the calm each one of us should enjoy in order to perform our functions appropriately. Sexual harassment and any form of sexual insinuation are not tolerated in the company. Should they occur, the person affected should report them immediately to company officers.

29.    True friendship:

True friendship is neither built nor maintained on the basis of complicity. We never prioritize friendship over our duties toward the company or our image of impartiality.

30.    Sobriety:

Our private life is not to be judged by the company provided it does not jeopardize strict compliance with our work in the company. We do not incur attitudes penalized by law which might jeopardize the company's reputation or that of any fellow employee.

Supplementary Rules Applicable

Every time this Code refers to "the company" without providing any further clarification, it should be read as "Mastellone Hermanos".

The use made in this Code of the first person plural implies present and future commitments to be adhered to by all company employees. Thus, when the Code states "we do" or "we allow", for example, it means "I shall do" or "I shall allow".

No statements or omissions in this Code shall be interpreted in the sense of diminishing or exempting from the duties employees had prior to the existence of these rules.

The supplementary rules and any case resolutions published for better compliance with this Code are also of a mandatory nature.

Each and every one of the members of Mastellone Hermanos shall commit to advocate the values and conduct stated in this Code of Ethics and maintain a stance compatible with same.

The signing of this Code implies having read its language in detail, understanding its rules and agreeing to every provision contained therein.